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EXHIBIT 99.(a)(3)                                                 EXHIBIT (a)(3)

                            [LOGO]
                                       EQUITY

                                                    RESIDENTIAL PROPERTIES TRUST

                                December 2, 1999

TO:        UNITHOLDERS OF CONSOLIDATED CAPITAL PROPERTIES III

SUBJECT:  OFFER TO PURCHASE UNITS FOR $47 PER UNIT ON AN ALL CASH BASIS

                    THIS IS THE HIGHEST PRICE BEING OFFERED

    As described in the enclosed Offer to Purchase and related Letter of Transmittal (collectively, the "Offer"), ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") is offering to purchase up to 106,250 units of limited partnership interest (the "Units") in CONSOLIDATED CAPITAL PROPERTIES III, a California limited partnership (the "Partnership") at a purchase price equal to:

           $47 per Unit--$6.01 ABOVE the offer you recently received from an affiliate of the general partner of the Partnership

    The Purchaser is in the business of acquiring, owning and operating multi-family properties. It currently controls 1,073 multi-family properties in 35 states, consisting of 228,501 units.

    The Offer provides Unitholders with an opportunity to liquidate all, or a portion of, their investment in CONSOLIDATED CAPITAL PROPERTIES III.

    A TENDERING UNITHOLDER WILL NOT BE REQUIRED TO PAY ANY EXPENSES, EXCEPT ANY PERSONAL INCOME TAX ON THE SALE OF THE TENDERED UNITS, IF ANY, IN CONNECTION WITH THE TENDERING OF ITS UNITS TO THE PURCHASER. THE PURCHASER WILL PAY ANY AND ALL OTHER FEES, COMMISSIONS, CHARGES AND EXPENSES INCURRED IN CONNECTION WITH THE OFFER.

    Please consider the following additional points in evaluating the Offer:

    - ALL CASH CONSIDERATION. The Purchaser is offering to purchase 106,250 Units of the Partnership on an all cash basis, while AIMCO Properties, L.P. in a competing tender offer (the "Competing Tender Offer") is offering to purchase for cash up to $50,000,000 of units from 49 limited partnerships involved in the class and derivative action litigation entitled ROSALIE NUANES, ET AL. V. INSIGNIA FINANCIAL GROUP, ET AL. (the "Litigation"), which was brought on behalf of limited partners in partnerships, including yours. In the Competing Tender Offer, the affiliate of the General Partner has agreed to pay the legal fees, costs and expenses of counsel for the plaintiffs to the Litigation. If you accept this Offer, you may be required to pay these amounts in connection with the Litigation. The Competing Tender Offer consists of: (i) an initial tender offer for all of the units not owned by the General Partner or its affiliates in each partnership; and (ii) a second tender offer made within 18 months of the first tender offer for those non-affiliate owned units not previously tendered (the "Second Tender Offer"). The total amount being offered for units in all such limited partnerships is approximately $480,000.000. If more than $50,000,000 of units in all such limited partnerships are tendered in the aggregate, Apartment Investment and Management Company may offer you its stock for all amounts of tendered units in excess of $50,000,000, subject to the terms and conditions contained in the Competing Tender Offer. Therefore, if you tender your Units to AIMCO Properties, L.P., a possibility exists that only a portion of your purchase consideration will be in cash. THE PURCHASER'S OFFER PROVIDES YOU WITH BOTH THE HIGHEST PURCHASE PRICE FOR YOUR UNITS AND ALL CASH CONSIDERATION.

    - FAST, COMMISSION-FREE SALE. The Offer provides a Unitholder with the opportunity to sell its Units without the commission costs (generally, up to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales.
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       With secondary market matching services, the process to sell the Units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

    - ELIMINATION OF RETIREMENT ACCOUNT FEES. If a Unitholder sells its Units, 1999 could be the final year in which it would incur fees for its IRA or retirement account, unless the Offer is extended. Many custodians will not allow the transfer of limited partnership units into new retirement accounts. While many investors have consolidated their retirement accounts and taken advantage of custodial services offered through discount brokerage firms, they may have had to maintain separate retirement accounts for limited partnership units because of custodial restrictions on the transfer of such units. Once the Offer Price is sent directly to a Unitholder's retirement account, it is free to consolidate its retirement accounts or transfer the funds to a custodian that offers lower fees.

    - ELIMINATION OF K-1 TAX FILINGS. If a Unitholder sells its Units now, 1999 will be the final year for which it receives a K-1 tax form from the Partnership, unless the Offer is extended. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

    - ILLIQUID UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market means the Units are difficult to sell.

    On November 15, 1999, AIMCO Properties, L.P. commenced a tender offer for up to 96,253.5 Units for $40.99 per Unit. THE WITHDRAWAL PERIOD FOR THE AIMCO PROPERTIES, L.P. OFFER EXTENDS TO ITS EXPIRATION DATE, WHICH IS CURRENTLY SET FOR DECEMBER 30, 1999 BUT WHICH MAY BE EXTENDED. IF YOU TENDERED YOUR UNITS IN THE AIMCO PROPERTIES, L.P. TENDER OFFER, YOU MAY STILL TENDER YOUR UNITS TO THE PURCHASER BY COMPLETING THE ENCLOSED LETTER OF TRANSMITTAL AND COMPLETING THE ENCLOSED NOTICE OF WITHDRAWAL AND DELIVERING IT TO THE INFORMATION AGENT FOR AIMCO PROPERTIES, L.P.'S OFFER (WITH A COPY TO OUR DEPOSITARY) BEFORE THE EXPIRATION DATE OF SUCH OFFER, DECEMBER 30, 1999, UNLESS EXTENDED.

    After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the pink form) and any other documents required by the Letter of Transmittal, to the Depositary at:

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
By Hand or Overnight Courier:                  By Mail:

MMS Escrow and Transfer Agency, Inc.           MMS Escrow and Transfer Agency, Inc.
1845 Maxwell St., Suite 101                    P.O. Box 7090
Troy, MI 48084                                 Troy, MI 48007-7090
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By Facsimile: (248) 614-4536

    If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

             This Offer expires (unless extended) December 30, 1999